January 23, 2013

Re: Limited Brands, Inc.
Form 10-K for Fiscal Year Ended January 28, 2012
Filed March 23, 2012
File No. 001-08344

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Jenkins:

On behalf of Limited Brands, Inc. (“Limited Brands” or the “Company”), set forth below are Limited Brands' responses to the comments contained in your letter dated January 10, 2013, relating to the above referenced filing (the “Comment Letter”). For your convenience, your comments are reproduced in italicized font below and are followed in each case by the response of Limited Brands.

Form 10-K for Fiscal Year Ended January 28, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations - 2011 Compared to 2010, page 27

1.
We note the growth and magnitude (exceeding 15% of net sales) of your direct channel. Please provide us with and confirm that you will include in future filings the comparable store sales change for each period presented excluding your e-commerce sales. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, please provide a more robust discussion of your e-commerce sales and impact on gross profit for each period presented.

Our comparable store sales calculation does not include our direct channel sales. We include a store in the comparable store sales calculation when it has been open or owned 12 months or more and it has not had a change in selling square footage of 20% or more. Additionally, stores of a given brand are excluded if total selling square footage for the brand in the mall changes by 20% or more due to the opening or closing of a second store. Following this definition, the percentage changes in comparable store sales included on pages 27, 31, 35 and 39, as well as in Item 6. Selected Financial Data on page 18, represent only the change in comparable store sales in our retail stores and do not include any impact from our direct channels. We confirm to the Staff that we will continue to present our comparable store sales, excluding direct channels, in future filings. In addition, we will include disclosures in our fiscal year 2012 Annual Report on Form 10-K to clarify our definition of this metric.

As you note in your comment, the direct channels are a significant and growing part of our business. In particular, we have experienced substantial growth in the direct channel at our Bath & Body Works business. Although we have historically included some discussion of sales and gross profit performance at Victoria's Secret Direct (included on pages 26, 27 and 28), we have not historically included a discussion of the Bath & Body Works direct channel given its relative size.

The following table provides additional information regarding our Victoria's Secret and Bath & Body Works segment sales:

$ in millions
	Year Ended January 28, 2012		Year Ended January 29, 2011
	Victoria's Secret	Bath & Body Works	Victoria's Secret	Bath & Body Works

Stores channel	$4,564	$2,491	$4,018	$2,373

Direct channel	$1,557	$183	$1,502	$142

Total	$6,121	$2,674	$5,520	$2,515

We appreciate the Staff's comment. We will provide additional disclosures in Management's Discussion and Analysis regarding our direct channels as part of our fiscal year 2012 Annual Report on Form 10-K.

Liquidity and Capital Resources, page 40

2.
We note the amount of dividends paid during the past two fiscal years almost equaled or exceeded your cash flow from operations. We also note in 2012 you increased your regular dividend by 25% to $1 per share and continued the special dividends and your share repurchase programs. Please provide us with, and confirm that in future Exchange Act filings you will provide, a discussion on sources of cash flow for dividends and share repurchases. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

We believe in returning value to our shareholders through a combination of regular and special dividends and share repurchase programs. During 2010 and 2011, we returned over $4 billion to our shareholders in the form of dividends and through share repurchase programs. The source of funds for these activities was cash flow generated from operations as well as financing activities.

We agree with the Staff's comment. We have provided below a pro-forma disclosure based on our fiscal year 2011 Annual Report on Form 10-K. We confirm we will include similar disclosure in future filings.

Liquidity and Capital Resources

Liquidity, or access to cash, is an important factor in determining our financial stability. We are committed to maintaining adequate liquidity. Cash generated from our operating activities provides the primary resources to support current operations, growth initiatives, seasonal funding requirements and capital expenditures. Our cash provided from operations is impacted by our net income and working capital changes. Our net income is impacted by, among other things, sales volume, seasonal sales patterns, success of new product introductions and profit margins. Historically, sales are higher during the fourth quarter of the fiscal year due to seasonal and holiday-related sales patterns. Generally, our need for working capital peaks during the summer and fall months as inventory builds in anticipation of the holiday period.

We believe in returning value to our shareholders through a combination of dividends and share repurchase programs. During 2011, we paid $1.1 billion in regular and special dividends and repurchased $1.2 billion of our common stock. We use cash flow generated from operating activities, as well as cash flow generated from financing activities, to fund our dividends and share repurchase programs.

Our total cash and cash equivalents held by foreign subsidiaries were $561 million as of January 28, 2012. Under current tax laws and regulations, if cash and cash equivalents held outside the U.S. are repatriated to the U.S., in certain circumstances we may be subject to additional U.S. income taxes and foreign withholding taxes.

Item 8. Financial Statements and Supplementary Data, page 64

Notes to Consolidated Financial Statements, page 72

Note 8. Goodwill, Trade Names and Other Intangible Assets, Net, page 80

3.
We note that in the fourth quarter of 2011 you performed your annual impairment testing and recorded goodwill impairment of $119 million related to La Senza. We also note that you previously aggregated La Senza and included it within your Victoria Secret segment. Please expand your disclosure in future filings to clearly identify your reporting units for purposes of goodwill impairment testing and explain to us how you determined the reporting units identified.

In accordance with the guidance included in Accounting Standards Codification (“ASC”) Topic 350, Intangibles - Goodwill and Other (“ASC 350”), we test for goodwill impairment at the reporting unit level. The reporting unit is defined as an operating segment or one level below an operating segment.

Utilizing the guidance included in subsection 10-50 of ASC Topic 280, Segment Reporting (“ASC 280”), we concluded that La Senza is an operating segment as: 1) it engages in business activities from which it may earn revenues and incur expenses; 2) its operating results are regularly reviewed by our chief operating decision maker; and 3) its discrete financial information is available. In addition, following the guidance included in subsections 20-35-33 through 20-35-38 of ASC 350, we have determined that the La Senza operating segment is a reporting unit for the purpose of our goodwill impairment test.

In addition to the La Senza reporting unit, our other reporting units consist of Victoria's Secret Stores, Victoria's Secret Direct and Bath & Body Works.

We will expand our disclosure in future filings to clearly identify our reporting units for purposes of goodwill impairment testing.

Item 9A. Controls and Procedures, page 108

4.
We note your disclosure on the evaluation of disclosure controls and procedure (“DC&P”) and conclusion that DC&P are “adequate and effective” in your annual and quarterly reports. Please explain to us, and revise future filings to disclose, that your DC&P are “effective or ineffective” as of the end of the respective quarter without using any qualifying or alternative language.

As of the end of the period covered by Management's Report on Internal Control Over Financial Reporting, we concluded that our disclosure controls and procedures were effective and designed to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We will revise our disclosure in future filings to comply with the Staff's request.

Further, pursuant to your request, Limited Brands acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise me at (614) 415-2403 if you have any further questions or comments. Please e-mail any additional written comments to my attention at sburgdoerfer@limitedbrands.com.

Very truly yours,

/s/ STUART B. BURGDOERFER

Stuart B. Burgdoerfer
Executive Vice President,
Chief Financial Officer